Exhibit 99.2


Stock Option Exchange Program - i-Connect story to all employees

Communications channel: i-Connect
Audience: All employees
Distribution date: Monday, March 29, 2010

Headline: Proposed Stock Option Exchange Program

As part of our compensation philosophy, we have granted stock options from time to time to motivate employees to think and act like shareholders by allowing them to benefit from increases in the value of our stock. The decline over the past several years in our stock price, however, has negatively affected the retention and motivation value of many employees' stock options. You've probably heard the term "underwater" to describe options that cannot be exercised. Because some options were granted when our stock price was higher, those options have an exercise price that is substantially higher than our current stock price, making them "underwater" options.

To create an opportunity to restore value to these "underwater" options, the Sprint Board of Directors has recommended a proposal asking our shareholders to approve a one-time, value-for-value stock option exchange program at the Annual Shareholders' Meeting on May 11. This program would allow eligible employees to surrender certain outstanding underwater stock options in exchange for a lesser number of new stock options with a lower exercise price. We expect about 25 percent of Sprint employees to be eligible for this program if it is implemented.

Details of the proposed program can be found in our proxy statement filed today with the Securities and Exchange Commission ("SEC"). The proxy statement may answer some of your questions about the how the program would work. You may also find answers to your questions in the Frequently Asked Questions (FAQs) document. (link).

Specific details about which employees and which stock options would be eligible for the exchange are not yet available. Those details are dependent upon shareholder approval, board and management discretion and other factors, including the stock price at the time the program would begin. If and when the exchange program begins, eligible employees will receive detailed information and have at least 20 business days to make a decision about whether to participate. Therefore, no employee action is required at this time.

It is important to note that option exchanges are governed by SEC and New York Stock Exchange regulations, so executives, managers and human resources staff cannot respond to your individual questions regarding this program and cannot advise you as to whether you should participate if the program is approved.

The two documents linked above and to the right are currently the only sources of information regarding the proposed program available at this time, and employees are encouraged to read them. Additional information will be published following the shareholders' meeting on May 11.

The option exchange described in this article has not yet commenced. Sprint will file a Tender Offer Statement on Schedule TO with the SEC upon any commencement of an option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.


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Sprint shareholders and option holders will be able to obtain the written materials described above and other documents filed by Sprint with the SEC free of charge from the SEC's Web site at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Sprint with the SEC by directing a written request to: Sprint Nextel Corporation, 6200 Sprint Parkway, Overland Park, KS 66251, Attention: Investor Relations.



Related links: (will appear on right-hand side of i-Connect screen)

Proxy Statement - www.sec.gov

FAQs